UNITED STATES
SECURITIES AND EXCHANGE COMMI[SSION]
Washington, D.C. 20549

10029214

SEC
Mail Processing
Section

FEB 25 2010

Washington, DC
122

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SEC FILE NUMBER
8- 49677

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ARVEST INVESTMENTS, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

921 W. Monroe Ave.
(No. and Street)

Lowell, Arkansas 72745
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Name: **Calvin Jarrett** (Area Code – Telephone Number): **(479) 770-1825**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

(Address) **10 Tenth Street** (City) **Atlanta** (State) **Georgia** (Zip Code) **30309**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Calvin Jarrett**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Arvest Investments, Inc.**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"NOTARY SEAL"
Cerena A. Pruitt, Notary Public
State of Arkansas, Benton County
My Comm. Expires Sept. 18,2011

Signature

President-Investment Services
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arvest Investments, Inc.

(a wholly-owned subsidiary of Arvest Bank)
Financial Statements and
Supplementary Information
December 31, 2009

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank)
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Arvest Investments, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Arvest Investments, Inc. (a wholly-owned subsidiary of Arvest Bank) (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 7, the Company has significant transactions with its parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2010

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank)
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 6,640,845
Receivable from broker-dealer	1,221,679
Trading securities	1,034,598
Notes receivable	1,157,574
Other assets	347,336
Total assets	$ 10,402,032
Liabilities and Stockholder's Equity	
Payable to Arvest Bank Operations	$ 2,494,466
Payable to broker-dealer	1,045,520
Accrued compensation expense	1,335,046
Other liabilities	27,000
Total liabilities	4,902,032
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	5,500,000
Total stockholder's equity	5,500,000
Total liabilities and stockholder's equity	$ 10,402,032

The accompanying notes are an integral part of these financial statements.

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank)
Statement of Operations
Year Ended December 31, 2009

Revenues	
Commissions	$ 14,746,748
Mutual fund fees	2,437,836
Trading profits	215,238
Other income	389,399
Total revenues	17,789,221
Expenses	
Compensation and related benefits	18,002,063
Market data services	624,056
Occupancy	486,339
Travel expenses	354,202
Regulatory fees and expenses	298,178
Other expenses	1,233,925
Total expenses	20,998,763
Net expenses prior to allocation to Arvest Bank	(3,209,542)
Allocation of net expenses to Arvest Bank	3,209,542
Net income	$ -

The accompanying notes are an integral part of these financial statements.

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2009	$ 4,000,000	$ -	$ -	$ 4,000,000
Arvest Bank contribution	1,500,000			1,500,000
Net income	-	-	-	-
Balance at December 31, 2009	$ 5,500,000	$ -	$ -	$ 5,500,000

The accompanying notes are an integral part of these financial statements.

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank)
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities	
Increase in receivable from broker-dealer	(309,631)
Increase in trading securities	(787,850)
Increase in notes receivable	(1,076,414)
Increase in other assets	(35,888)
Increase in payable to Arvest Bank Operations	1,079,998
Increase in payable to broker-dealer	741,900
Increase in accrued compensation expense	34,638
Decrease in other liabilities	(16,700)
Net cash used in operating activities	(369,947)
Cash flows from financing activities	
Arvest Bank capital contribution	1,500,000
Cash provided from financing activities	1,500,000
Cash and cash equivalents, beginning of year	5,510,792
Cash and cash equivalents, end of year	$ 6,640,845
Supplemental cash flows disclosures	
Interest paid	$ 2,372

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Arvest Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. The Company is an Arkansas corporation that is a wholly-owned subsidiary of Arvest Bank. Arvest Bank Operations, Inc., a wholly-owned subsidiary of Arvest Bank, provides services to the Company. Arvest Bank is a wholly-owned indirect subsidiary of Arvest Bank Group, Inc. ("ABG"). The Company primarily acts as an introducing broker-dealer offering a wide range of investment security products to retail customers of Arvest Bank.

The Company executes all of its customers' transactions, on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

2. Summary of Significant Accounting Policies

The significant accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

The following is a summary of the more significant accounting policies of the Company:

Income Recognition
Commission revenues and Mutual Fund fees are recorded by the Company on a trade date basis as securities transactions occur.

Trading Securities
Trading securities and securities sold, not yet purchased are carried at fair value based on quoted market prices.

Income Taxes
The Company's operations are included in the consolidated federal and state income tax returns of ABG. Since the Company generates no taxable income or significant permanent or temporary differences, no income tax provision has been recorded.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Statement of Changes in Subordinated Liabilities
The financial statements of the Company do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC since no such liabilities existed at December 31, 2009 or during the year then ended.

Fair Values of Financial Instruments
Effective January 1, 2008, we adopted the Fair Value Measurements and Disclosures provisions of ASC 820, which establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 clarifies that fair value is an exit price,

representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs.

Refer to Note 9, "Fair Value Measurements," of the notes to the financial statements, for further information concerning the fair value of financial assets and liabilities reported in the accompanying statement of financial condition at December 31, 2009.

3. Recently Issued Accounting Standards

In May 2009, the FASB issued ASC 855-10, "Subsequent Events." ASC 855-10 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. ASC 855-10 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of ASC 855-10 did not have a material effect on the Company's statement of operation or statement of financial condition.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," (SFAS 168). The FASB Accounting Standards Codification (Codification) will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 did not have a material effect on the Company's statement of operation or statement of financial condition.

4. Receivable From Broker-Dealers

Amounts receivable from broker-dealers at December 31, 2009 consisted of fees and commissions receivable from the Company's clearing brokers.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and establishes a maximum ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2009, the Company had net capital of $3,889,103 which was $3,562,301 in excess of its required net capital of $326,802, and a ratio of aggregate indebtedness to net capital of 1.26 to 1, which was less than the maximum allowable ratio of 15 to 1.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

6. Notes Receivable

Notes receivable consist of loans to registered representatives with maturities ranging from two to five years. The company makes loans to registered representatives as a part of its hiring process. A portion of these loans will be forgiven over a period of time (typically five years) if the registered representative meets certain production levels. Reserves have not been established on these loans as they are collateralized by fund balances in brokerage accounts.

7. Transactions with Arvest Bank

The Company is the exclusive provider of retail brokerage services for Arvest Bank and primarily derives its revenues from these services. Most of the Company's registered representatives are located in banking locations of Arvest Bank and, therefore, Arvest Bank customers have ready access to the registered representatives. In connection with this relationship, the Company is a party to an agreement with Arvest Bank under which all of the Company's revenues, net of the direct expenses incurred in connection with the generation of the revenues, plus an allocation of all of the Company's other expenses are allocated to Arvest Bank. As a result, the Company reports no net income after such allocations.

In 2009 the Company acquired at cost $1,080,000 of notes receivable from an affiliated entity. As more fully described in Note 6 above, these notes represent unpaid balances on loans made to registered representatives.

The Company rents office space and equipment and purchases support services, including all personnel services, from Arvest Bank Operations. Total expenses incurred for the above activities for the year ended December 31, 2009 amounted to $18,184,205. The amount payable to Arvest Bank Operations at December 31, 2009 of $2,494,466 represents unpaid balances relating to these expenses and the notes receivable acquisition discussed above. Stated financial results may differ if these transactions were conducted with other external parties.

Arvest Bank may, from time to time, provide the Company with capital contributions in order to maintain minimum net capital requirements. During the year ended December 31, 2009, Arvest Bank contributed $1,500,000 of capital. The Company also maintained cash on deposit with Arvest Bank at December 31, 2009 totaling $16,760.

8. Commitments and Contingent Liabilities

In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any litigation or claims against the Company which would materially affect its financial position or results of operations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing brokers extend credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing brokers clear customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. In the event the customer fails to satisfy its obligations, the clearing broker may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Any associated loss incurred by the clearing brokers may be reimbursed by the Company in accordance with the clearing agreements between the clearing brokers and the Company. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The

Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions, when necessary.

As the right to charge the Company has no maximum amount and may apply to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company had recorded no liabilities with regard to this right. The Company has not historically incurred material losses arising from these activities and does not anticipate future losses, if any, to have a material impact on the financial statements.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

9. Fair Value Measurements

As discussed in Note 2, effective January 1, 2008, the Company adopted the Fair Value Measurements and Disclosures provisions of ASC 820, which establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. These assets consist of cash equivalents and trading securities.

ASC 820 establishes a fair value hierarchy for disclosure of fair value measurements to maximize the use of observable inputs, that is, inputs that reflect the assumption market participants would use in pricing an asset or liability based on market data obtained from sources independent of the reporting entity. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Level 1

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. The types of instruments valued based on quoted market prices in active markets include active listed equities, if any, and money market securities. At December 31, 2009, the Company had money market securities classified as cash equivalents with a fair value of $3,595,524.

Level 2

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. These types of instruments are valued based on quoted prices for similar assets with reasonable levels of price transparency include state and municipal obligations. At December 31, 2009, the Company had municipal obligations and GNMA obligations classified as trading securities with a fair value of $867,999 and $166,599, respectively.

Level 3

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Company had no Level 3 assets or liabilities measured at fair value on a recurring basis at December 31, 2009.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009 for each of the fair value hierarcy levels:

Financial Assets and Liabilities at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total	Gain / (Losses)
Assets					
Money Market Securities	$ 3,595,524	$ -	$ -	$ 3,595,524	$ -
Municipal Obligations	-	867,999	-	867,999	(5,407)
GNMA Obligations	-	166,599	-	166,599	(5,516)
Total financial assets at fair value	$ 3,595,524	$ 1,034,598	$ -	$ 4,630,122	$ (10,923)

The Company had no financial instruments measured at fair value on a non-recurring basis as of December 31, 2009.

10. Subsequent Events

The Company has evaluated subsequent events and has determined there are none requiring disclosure through February 22, 2010, which is the date the financial statements were issued.

Supplementary Information Required
By Rule 17a-5 of
the Securities and Exchange Commission

Arvest Investments, Inc. **Schedule I**
(a wholly-owned subsidiary of Arvest Bank)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Computation of Net Capital	
Total stockholder's equity	$ 5,500,000
Total stockholder's equity qualified for net capital	5,500,000
Deductions	
Nonallowable assets	
Nonallowable assets	(1,475,082)
Total deductions	(1,475,082)
Net capital before haircuts on securities	4,024,918
Haircuts on securities	
Trading securities	(135,815)
Total haircuts on securities	(135,815)
Net capital	$ 3,889,103
Computation of Aggregate Indebtedness	
Payable to Arvest Bank	$ 2,494,466
Payable to broker-dealer	1,045,520
Accrued compensation expense	1,335,046
Other liabilities	27,000
Aggregate indebtedness	$ 4,902,032
Computation of Basic Net Capital Requirements	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 326,802
Excess net capital	$ 3,562,301
Ratio of aggregate indebtedness to net capital	1.26 to 1

No material differences existed between the above computation and the computation included in the Company's unaudited FOCUS report as of December 31, 2009.

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank)
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

Schedule II

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	
Monies payable against customers' securities loaned	
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	
Credit balances in firm accounts that are attributable to principal sales to customers	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days	
Market value of short security count differences over thirty calendar days old	
Market value of short securities and credits in all suspense accounts over thirty calendar days	
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	
Total credit items	$ -
Debit balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$ -
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	
Failed to deliver of customers' securities not older than thirty calendar days	
Other	
Gross debits	-
Less three percent charge	
Total debit items	-
Reserve computation	
Excess of total debits over total credits	
Required deposit	$ NONE

No material differences existed between the above information and the information included in the Company's unaudited FOCUS report as of December 31, 2009.

Arvest Investments, Inc. **Schedule III**
(a wholly-owned subsidiary of Arvest Bank)
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2009 (for which instructions to reduce to possession or control had been issued as of December 31, 2009 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ -
A. Number of Items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2009, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of Items	-

No material differences existed between the above information and the information included in the Company's unaudited FOCUS report as of December 31, 2009.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Arvest Investments, Inc.

In planning and performing our audit of the financial statements of Arvest Investments, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000

Report of Independent Auditors
on Agreed Upon Procedures Required by SEC Rule 17a-5(e)(4)

To the Board of Directors and Stockholder of
Arvest Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Arvest Investments, Inc. for the period from April 1, 2009 through December 31, 2009, which were agreed to by Arvest Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Arvest Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7T during the nine-month period ended December 31, 2009. Management is responsible for Arvest Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: Payment dated January 27, 2009 in the amount of $150.00 compared to check number 731681 obtained from Gretchen Brewer, Financial and Operational Principal, payment dated July 24, 2009 in the amount of $4,622 compared to check number 769016 obtained from Gretchen Brewer, Financial and Operational Principal, and payment dated February 22, 2010 in the amount of $3,076 compared to check number 814122 obtained from Gretchen Brewer, Financial Operational Principal. No differences noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on Arvest Investments, Inc.'s Focus Report for the period from January 1, 2009 to March 31, 2009 as applicable, plus other income in the amount of $2,429,839 with the Total revenue amount of $15,035,679 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2, revenues from the distribution of shares of registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transaction in security futures contracts of $10,407,446 to supporting schedules and working papers provided by Gretchen Brewer, Financial Operational Principal. No differences noted.

PRICEWATERHOUSECOOPERS

b. Compared deductions on line 2, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $571,119 to supporting schedules and working papers provided by Gretchen Brewer, Financial Operational Principal. No differences noted.

c. Compared deduction on line 2, other revenue not related either directly or indirectly to the securities business of $917,864 to supporting schedules and working papers provided by Gretchen Brewer, Financial Operational Principal. No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $3,139,250 and $7,848 respectively of the Form SIPC-7T. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Arvest Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2010

Arvest Investments, Inc.
December 31, 2009